May 6, 2022


Will Wei Cheng
Chief Executive Officer
DiDi Global Inc.
No. 1 Block B, Shangdong Digital Valley
No. 8 Dongbeiwang West Road
Haidian District, Beijing
People's Republic of China

       Re:    DiDi Global Inc.
              Form 6-K furnished April 18, 2022
              Response letter dated May 2, 2022
              File No. 001-40541

Dear Mr. Cheng:

       We have reviewed your response to our comments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Response letter dated May 2, 2022

General

   1. We note your response that you intend to furnish the New Form 6-K prior to the extraordinary general meeting. Confirm that you will furnish the New Form 6-K sufficiently in advance of the meeting so that shareholders will have ample time to access this information in connection with their vote.

   2. We note your response to comment 1. Revise your proposed disclosure in your New
      Form 6-K to include the information you provide in your response in the paragraphs on
      page 4 that start    [s]ince July 2, 2021, the Cybersecurity Review
Office has been
      conducting a cybersecurity review   ,    and    [b]ased on its
understanding       In doing so,
      please clarify your statements around    resum[ing] normal operations,
restor[ing] [your]
 Will Wei Cheng
DiDi Global Inc.
May 6, 2022
Page 2

       business and improv[ing] [your] business performance    so that it is
clear how your
       operations continue to be impacted by the regulations described here and how your operations are expected to change once the cybersecurity review is complete, as these statements appear to address the reasons why you are seeking shareholder approval to delist now and whether you may seek to list in the future. Also, discuss the current status
       of the Company   s cybersecurity review with enough detail that
shareholders can fully
       appreciate where the Company stands, including review steps, rectification measures and associated timing; if this information is not known, explicitly state as much.

    3. Further, revise the quoted disclosure you plan to provide in your New Form 6-K in response to comment 1 to state, as your response indicates, that you will not apply for listing of your shares on any other stock exchange before completion of the Delisting and until after the cybersecurity review is complete.

    4. We note your response to comment 2. Disclose in your New Form 6-K, if true, that absent shareholder approval you will not proceed with the Delisting. Explain your plans if a sufficient number of shares do not vote in favor of the Delisting and discuss any associated ramifications that such a vote may have on the cybersecurity review and
       related ramifications and risks on the Company   s business and
operations. Also, when
       you provide the disclosure you have quoted in your response to comment 2, please also state the level of shareholder approval necessary to pass this resolution.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any questions.


                                                            Sincerely,

                                                            /s/ Mara L. Ransom

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services